
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

31 May 2010

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed abridged provisional results and supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,




10015908

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 13 Pages



WGR - Witwatersrand Consolidated Gold Resources Limited - Trading update

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Trading update

In terms of the Listings Requirements of JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on will be more that 20% different from that of the previous corresponding period. Accordingly, a review of the financial results for the 12 months ended 28 February 2010 by management has indicated that they expect a basic and headline loss per share of between 25.30 cents per share and 30.80 cents per share. In the prior comparative period the Company reported a basic loss and headline loss per share of 13.14 and 13.19 cents per share respectively.

This increase in the basic loss and headline loss per share is mainly attributable to a reduction in net finance income (R8,3m), partially offset by decreases in consulting fees (R1,2m), investor relations expenditure (R0,9m) and employment related expenditure (R1,5m).

The financial information on which this trading statement is based has not been reviewed or reported on by Wits Gold`s auditors. The results for the 12 months ended 28 February 2010 are expected to be published on or about 28 May 2010.

29 April 2010

Sponsor
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited
(Registration number 1970/003711/07)
Date: 29/04/2010 16:50

Witwatersrand Consolidated Gold Resources Limited
("Wits Gold" or "the Company")
(Registration Number 2002/031365/06)
JSE Share Code: WGR
ISIN: ZAE000079703
TSX Share Code: WGR
CUSIP Number: S98297104

FILE NO.
82- 34986

The exchange rates, based on the Bank of Canada noon rate, in effect as of 28 February 2010, 28 February 2009 and 31 August 2009 were as follows:

28 February 2010	CAD $1.00 = R7.70
28 February 2009	CAD $1.00 = R7.95
31 August 2009	CAD $1.00 = R7.10

Abridged results for the year ended 28 February 2010, extracted from the audited financial statements
All figures quoted in South African Rands unless otherwise stated

Statement of financial position as at 28 February 2010

	2010	2009
	R	R
Assets		
Non-current assets	**107 170 733**	86 751 487
Property and equipment	**5 279 646**	5 592 553
Intangible exploration and evaluation assets	**101 891 087**	81 042 530
Deferred taxation	**-**	116 404
Current assets	**86 713 462**	118 571 960
Other receivables	**1 034 134**	1 508 824
Cash and cash equivalents	**85 679 328**	117 063 136
Total assets	**193 884 195**	205 323 447
Equity and liabilities		
Capital and reserves	**187 045 642**	192 999 070
Ordinary share capital	**278 909**	278 909
Share premium	**185 971 589**	185 971 589
Equity-settled share-based payment reserve	**19 604 280**	17 849 857
Revaluation reserve	**1 253 981**	1 187 582
Accumulated loss	**(20 063 117)**	(12 288 867)
Current liabilities	**6 838 553**	12 324 377
Trade and other payables	**4 447 046**	6 740 930
Taxation payable	**1 991 507**	5 183 447
Provisions	**400 000**	400 000
Total equity and liabilities	**193 884 195**	205 323 447

FILE NO. 82-34986

Statement of comprehensive income for the year ended 28 February 2010

	2010	2009
	R	R
Revenue	**-**	-
Other income	**4 666**	264 057
Administrative expenses	**(14 759 179)**	(18 232 838)
Results from operating activities	**(14 754 513)**	(17 968 781)
Net finance income	**7 078 523**	15 376 822
Finance income	**7 525 222**	15 411 414
Finance expense	**(446 699)**	(34 592)
Loss before income tax	**(7 675 990)**	(2 591 959)
Income tax expense	**(98 260)**	(1 031 979)
Loss from operations attributable to owners	**(7 774 250)**	(3 623 938)
Other comprehensive income/(loss) net of income tax	**66 399**	(3 204 718)
Increase/(decrease) in revaluation of property	**77 208**	(3 753 170)
Deferred tax on revaluation adjustment	**(10 809)**	548 452
Total comprehensive loss attributable to owners of the Company	**(7 707 851)**	(6 828 656)
Basic loss per share (cents)	**(28.05)**	(13.14)
Diluted loss per share (cents)	**(45.02)**	(20.26)
Supplementary information:		
Reconciliation between loss and headline loss		
Loss for the year after taxation	**(7 774 250)**	(3 623 938)
Profit on disposal of non current assets	**-**	(14 585)
Headline loss	**(7 774 250)**	(3 638 523)
Number of shares in issue	**27 890 916**	27 890 916
Weighted average number of shares in issue	**27 715 893**	27 581 457
Diluted weighted average number of shares in issue	**27 840 893**	27 706 457
Performance per ordinary share		
Basic headline loss per share (cents)	**(28.05)**	(13.19)
Diluted headline loss per share (cents)	**(45.02)**	(20.32)
Net asset value per share (cents)	**670.63**	691.98
Net tangible asset value per share (cents)	**305.31**	401.41

Statement of changes in equity for the year ended 28 February 2010

FILE No. 82-34986

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Revaluation reserve	Accumulated loss R	Total capital and reserves R
Balance at 29 February 2008	272 909	179 582 518	14 998 351	4 392 300	(8 664 929)	190 581 149
Total comprehensive income/(loss) for the year						
Loss for the year	-	-	-	-	(3 623 938)	(3 623 938)
Total other comprehensive income/(loss)	-	25 071	-	(3 204 718)	-	(3 179 647)
Net reversal of qualifying costs of share issue	-	25 071	-	-	-	25 071
Reduction on revaluation of land and buildings	-	-	-	(3 753 170)	-	(3 753 170)
Deferred taxation on revaluation	-	-	-	548 452	-	548 452
Total comprehensive income/(loss) for the year	-	25 071	-	(3 204 718)	(3 623 938)	(6 803 585)
Transactions with owners, recorded directly in equity	6 000	6 364 000	2 851 506	-	-	9 221 506
Issue of shares	6000	6 364 000	-	-	-	6 370 000
Equity-settled share-based payment	-	-	2 851 506	-	-	2 851 506
Balance at 28 February 2009	278 909	185 971 589	17 849 857	1 187 582	(12 288 867)	192 999 070
Total comprehensive income/(loss) for the year						
Loss for the year	-	-	-	-	(7 774 250)	(7 774 250)
Total other comprehensive income/(loss)	**-**	**-**	**-**	**66 399**	**-**	**66 399**
Increase on revaluation of land and buildings	**-**	**-**	**-**	**77 208**	**-**	**77 208**
Deferred taxation on revaluation	**-**	**-**	**-**	**(10 809)**	**-**	**(10 809)**
Total comprehensive income/(loss) for the year	**-**	**-**	**-**	**66 399**	**(7 774 250)**	**(7 707 851)**
Transactions with owners, recorded directly in equity	-	-	**1 754 423**	**-**	**-**	**1 754 423**
Equity-settled share-based payment	-	-	**1 754 423**	**-**	**-**	**1 754 423**
Balance at 28 February 2010	**278 909**	**185 971 589**	**19 604 280**	**1 253 981**	**(20 063 117)**	**187 045 642**

Statement of cash flows for the year ended 28 February 2010 FILE NO. 82-34986

	2010 **R**	2009 R
Cash flows from operating activities		
Cash utilised in operating activities	**(14 421 318)**	(15 345 709)
Finance income received	**7 525 222**	15 411 414
Interest paid	**(446 699)**	(34 592)
Taxation paid	**(3 184 605)**	(4 322)
Net cash (utilised)/generated by operating activities	**(10 527 400)**	26 791
Cash flows from investing activities		
Additions to property and equipment	**(7 851)**	(853 622)
Additions to intangible exploration and evaluation assets	**(20 848 557)**	(39 055 442)
Proceeds on disposal of property and equipment	**-**	183 268
Actual cash flows from financial asset realised	**-**	14 299 000
Net cash utilised in investing activities	**(20 856 408)**	(25 426 796)
Cash flows from financing activities		
Proceeds from issue of shares	**-**	6 370 000
Net share issue cost reversal	**-**	25 071
Net cash generated by financing activities	**-**	6 395 071
Decrease in cash and cash equivalents	**(31 383 808)**	(19 004 934)
Cash and cash equivalents at beginning of the year	**117 063 136**	136 068 070
Cash and cash equivalents at end of the year	**85 679 328**	117 063 136

Nature of business

Witwatersrand Consolidated Gold Resources Limited is a company domiciled in the Republic of South Africa. The Company's shares are publicly traded on the JSE Limited and on the Toronto Stock Exchanges. The Company carries on the business of acquiring, preserving, evaluating, trading and developing Prospecting Rights for exploration and investment purposes.

The Company is involved in the mineral exploration industry and it has not, and does not in the near future, expect to generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of feasibility studies. Significant additional work will be required in order to determine if any economic deposits occur on any of the Company's properties.

Operational review

Exploration activities

Wits Gold is focused on evaluating palaeoplacer gold-uranium mineralisation in the Witwatersrand Basin. The Company has maintained the good standing of its assets by conducting exploration drilling in all three regions where it holds Prospecting Rights, namely the southern Free State, Potchefstroom and Klerksdorp goldfields. A total of fourteen Prospecting Rights have been granted to the Company by the Department of Mineral Resources (DMR), all of which are currently valid. Total exploration expenditure during the period under review has been R20.8 million (US$2.7 million). As an integral part of the drilling programme, environmental

rehabilitation guarantees amounting to R245 000 have been lodged with the DMR. There are no legal proceedings involving the Company that will impact on its ability to continue exploration activities. Wits Gold uses Anglo Research (AR), an ISO17025 accredited laboratory (Accreditation No. T0051) to undertake independent fire assay of samples for gold determination and XRF for U_3O_8 analysis. The Company routinely undertakes a QA/QC procedure by inserting standards and blank samples to complement AR's internal QA/QC policy.

Previously, considerable exploration drilling had been completed in the Prospecting Rights currently held by the Company. This included 213 surface boreholes which produced 553 794 metres of diamond drill core, with 3 002 reef intersections. This core, as well as the related assay results acquired by the Company, have been used in the relevant Resource Estimates. No SAMREC/NI43-101 compliant resources were estimated by previous explorers of these areas.

In the Klerksdorp and Potchefstroom goldfields, the drill density is approximately 1 000m x 1 000m. In the southern Free State, drilling is considerably more dense where it has been increased to about 500m x 500m, comparable to the spacing used to define the adjacent Beatrix and Joel Mines.

The Company is currently focusing on two projects in the southern Free State. At Bloemhoek, a pre-feasibility study (PFS) has been completed whilst in the adjacent De Bron area, Wits Gold has recently concluded a scoping study.

Bloemhoek pre-feasibility study

On 20 October 2009, the Company announced a positive result following a pre-feasibility study (PFS) on the Bloemhoek Project adjacent to Beatrix Gold Mine in the southern Free State. This PFS, completed by Turnberry Projects (Pty) Limited, is detailed in a National Instrument 43-101 technical report filed on www.sedar.com. The study evaluated the financial and technical implications of a number of alternative shaft positions and mine sizes to exploit the Beatrix and Kalkoenkrans Reefs, containing a combined Indicated Mineral Resource of 39.9Mt at a grade of 7.2g/t Au (9.2Moz). Inferred Resources were excluded for the purpose of this study.

Economically, the most attractive option to mine this orebody, occurring at depths of between 1 300m and 2 400m below surface, involves the sinking of a twin shaft system to 1 951m with the deeper areas accessed by declines. A three-dimensional mine plan was designed, comprising a system of footwall haulages, cross-cuts to reef followed by conventional breast stoping. This narrow reef layout is consistent with established practices utilised by gold mines of similar depths in the Witwatersrand Basin. The life of mine capital expenditure to develop this mine amounts to R7 664 million (US$958 million), with peak funding of R3 528 million (US$441 million). Reef is scheduled to be intersected in development four years after commencing shaft sinking. Average production will be 224 000oz/year over the 23 years life of mine at an average cash cost of US$406/oz. The viability of mining as indicated by this PFS, together with the application of appropriate modifying factors, has resulted in the definition of an estimated Probable Mineral Reserve of 31.6Mt at a plant head grade of 5.3g/t Au containing 5.4Moz of gold. The conversion process of Indicated Resource to Probable Reserve was calculated as follows:

FILE NO. 8234986

	Mt	Au (g/t)	Au Tonnes	Au Moz
Indicated Mineral Resource	39.9	7.2	286.2	9.2
Less geological discounts				
Mineral Resource	39.2	7.2	282.5	9.1
*Less no-design blocks**				
Mineable Resource	28.1	7.5	212.2	6.8
Less design and mining losses				
Mineable Resource	24.5	7.7	187.5	6.0
Diluted Mineable Resource	31.6	5.9	187.5	6.0
Less Mine Call losses				
Probable Mineral Reserve	**31.6**	**5.3**	**168.8**	**5.4**

* Small, remote or low-grade fault blocks not considered for mining

Following the PFS, a preliminary assessment of the Bloemhoek area at scoping level suggested that an upgrade of selected Inferred Mineral Resources to Indicated Mineral Resources could increase the Probable Mineral Reserve to 32.2Mt at an average plant head grade of 5.7g/t, containing 5.9Moz. At a gold price of US$975/oz, an exchange rate of R8.00/US$1, and a State royalty of 1.5% on revenue, this would have the effect of increasing the Internal Rate of Return (IRR) to 22.8% and the Net Present Value (NPV) (5%) to R7 753 million (US$ 969 million).

De Bron scoping study

Following the definition of an Indicated Mineral Resource at De Bron, the Company commissioned Turnberry Projects (Pty) Limited to conduct a preliminary assessment or scoping study to investigate the establishment of a shallow (500m to 1 200m) multi-reef mining operation to the east of the De Bron Fault. This study (published on 2 May 2010) used a block model based on a probability-weighted simulated resource that was not materially different to that previously disclosed in the National Instrument 43-101 technical report titled "Witwatersrand Consolidated Gold Resources Limited: Mineral Properties in the SOFS Goldfield, South Africa", prepared by George Gilchrist and Shaun Hackett of Snowden Mining Industry Consultants dated May, 2009. The study was based on Indicated Resources alone and excludes the Inferred Resources for De Bron.

The results of the De Bron scoping study are contained in a National Instrument 43-101 report dated May 2010 that is available on www.sedar.com. This report considers two alternative mining scenarios. One is a medium sized 62.5kt/month operation with a conventional system of footwall haulages and box holes linked to raises. This design is based on a selected Indicated Mineral Resource of 8.7Mt at 6.4g/t Au (1.8Moz) using a 4g/t cutoff that is planned to exploit the higher grade zones. This mine will produce its first reef 35 months after inception and achieve peak production of 118 000oz annually at a yield of 4.4g/t Au. During a 16 year life, the mine will produce 1.4Moz Au. The total capital required to develop the mine is estimated at R2 850 million (US$356 million), with peak funding of R1 994 million (US$249 million). The projected operating costs for the life of mine will be R495/tonne milled and include the recently announced Eskom tariff increases. Using a gold price of US$975/oz and an exchange rate of R8/US$1 (R250 000/kg), a discounted cash flow model produces an IRR of 12.8% and an NPV at a 5% discount rate of R1 192 million (US$149 million).

As an alternative scenario, a smaller high grade operation was modeled with a throughput of

30kt/month. This mine was designed to exploit only the highest grade mineralisation in the northern sector of De Bron that contains an Indicated Mineral Resource of 4.6Mt at an grade of 7.0g/t Au (1.0Moz), using a 4g/t Au cutoff. It is envisaged that this mine could produce its first gold 27 months after initiating shaft sinking using reef drives from the shaft position. Average peak production will be 53 500oz annually at a yield of 4.8g/t Au. Total gold production during the 16 year life is anticipated to be 0.8Moz, whilst the capital required is estimated at R1 793 million (US$224 million), with peak funding of R1 147 million (US$143 million). The projected operating costs for the life of mine will be R524/tonne milled, including the Eskom tariff increases. Using a gold price of US$975/oz and an exchange rate of R8/US$1 (R250 000/kg), a discounted cash flow model produces an IRR of 11.1% and an NPV (5%) of R581 million (US$73 million).

Sensitivity analyses on both the 62.5kt/month and the 30kt/month options illustrate strong gearing to changes in gold grade and price. These suggest that a 20% increase in either the gold grade or price will have the effect of increasing the IRR to 19.4% and 17.6% respectively. Under these circumstances, additional drilling has been recommended, particularly in the high grade area situated in the northern part of De Bron.

Southern Free State goldfield

The results of the PFS and related scoping study at Bloemhoek illustrated the potential benefit of converting Inferred Mineral Resources to Indicated Mineral Resources. Accordingly, borehole DWN28 was started in December 2009, however the mother hole intersected a fault. Consequently, deflection drilling is currently in progress in an attempt to intersect reef in the footwall block.

In the Beisa South area drilling has commenced to target the southern extension of the Beisa Reef that was previously exploited at the Beisa uranium mine. Historic borehole ST20 was successfully re-opened and deepened to intersect the Beisa Reef. This yielded only a moderate result with 1.19g/t Au and 0.399kg/t U_3O_8 over 67.9cm. Deflection drilling is currently underway after which the rig will move to the Beisa North area.

During late 2009 Wits Gold undertook reconnaissance drilling in its newly granted Eldorado Prospecting Right. Gold values reported from an historic borehole, together with evidence from the regional magnetic and gravity surveys, suggested the possibility of prospective Central Rand Group rocks in this area to the west of the Beatrix 4 Shaft. Borehole WMF1 drilled to a final depth of 754.8m, but failed to intersect Central Rand Reefs.

Potchefstroom goldfield

Following the intersection of low grade mineralisation in the Carbon Leader during drilling to the immediate west of the Carletonville goldfield, the Company has shifted its attention further south towards the Boskop project. An in-house review of the geological structure of this area has defined a significant block where the Carbon Leader and Middelvlei Reefs may be preserved at depths of 1 600 – 2 500m below surface. A drilling programme to test this model is planned for late 2010.

In the Deelkraal South project area, a two-dimensional seismic survey is planned for July 2010. The objective is to identify the depth and structure of preserved Ventersdorp Contact Reef to the immediate south of Harmony's Elandskraal Mine.

Klerksdorp goldfield
Following a four month suspension of drilling due to the limitations of the previous drill rods, activities at borehole WDS1 in the Kromdraai project area were resumed in December 2009. The target is high-grade Vaal Reef at a depth of 3 800 metres below surface.

Mineral Resources and Reserves
All available exploration results were used to estimate these resources involving the application of true reef widths. Gold and uranium resources were separately estimated without the use of metal equivalent calculations. These resources are both National Instrument 43-101 and SAMREC compliant and have been estimated using a cutoff gold value of 300cm.g/t for narrow reefs and 600cm.g/t for the wider Cobble Reef of the Bird Formation, to a maximum depth of 5 000 metres below surface. The gold estimates have been based on either global simple kriging (Potchefstroom and Klerksdorp) or ordinary kriging (southern Free State). The only area where kriging has not been employed is at Beisa North, where an inverse distance approach was applied to estimate resources.

The Company's declared Mineral Resources are estimated by qualified independent geologists or Competent Persons. These Resource Estimates are dependent on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable. The Inferred or Indicated Resources outlined in the Company's properties have been calculated from widely-spaced borehole data. No assurance can be given that future exploration will be successful in the improvement of the confidence levels or that any particular level of recovery of minerals will in fact be realised. It is uncertain whether the identified Mineral Resources will ever qualify as a viable orebody that can be legally or economically exploited. In addition, the grade and tonnages of any orebody that is ultimately mined may differ from the Mineral Resources currently estimated and such differences could be material. During the past financial year the Company has commissioned a number of independent assessments of its Mineral Resources. These include the following:

Beisa North. A review of the available exploration data was undertaken by ExplorMine Consulting. (Technical Report on the Resource Estimate for the Beisa North Project Area. ExplorMine, 30 June 2009). The principal target in this area is the Beisa Reef, a carbon-rich conglomerate that was previously exploited on the adjacent Beisa Mine by Gencor, for uranium with by-product gold. In the Beisa North area, an Inferred Mineral Resource has been estimated to a depth of 2 500 metres below surface. This comprises 27.9Mt at an in situ grade of 0.78kg/t U_3O_8 (47.84Mlbs), using a cut-off of 50cm.kg/t with an additional 1.72g/t Au (1.55Moz).

De Bron. Following the completion of the Company's drilling programme in this area, Snowden Mining Industry Consultants (Snowden) reviewed the contained gold resources above a 300cm.g/t cutoff. This estimate, reported in a National Instrument 43-101 technical report dated May 2009, outlined an Indicated Mineral Resource on the Beatrix, Kalkoenkrans, B and Leader Reefs of 23.2Mt at an in situ grade of 5.2g/t Au (3.85Moz). This represents a 41% increase in the Indicated Mineral Resource, whilst the Inferred Mineral Resource decreased by 27% to 9.4Mt at an in situ grade of 5.3g/t Au (1.58Moz).

Potchefstroom goldfield. During 2009, the Company was granted uranium Variation Rights over 44 658ha in the Potchefstroom goldfield, in addition to the gold rights already held. Snowden was subsequently commissioned to conduct an update of the uranium resources within this

area, since uranium has frequently been a by-product of gold mining in the adjacent Carletonville goldfield. The uranium resource was therefore only reported where gold exceeds the 300cm.g/t and 600cm.g/t cut-offs as applied for narrow and wider reefs respectively, and to a maximum depth of 5 000m below surface. Snowden, in a National Instrument 43-101 document dated 29 October 2009, estimated an Inferred Mineral Resource of 250.0Mt at an in situ grade of 0.3kg/t U_3O_8 containing 163.6Mlb uranium. (Technical Report on Mineral Properties in the Potchefstroom Goldfield. Snowden, October 2009).

The technical reports for these studies are filed on the website www.sedar.com and contain Mineral Resource estimates that are compliant with the National Instrument 43-101 and SAMREC reporting codes. A summary of the Company's Mineral Reserves and Resources is tabulated below. The Indicated Mineral Resources are inclusive of the Company's Mineral Reserves.

During the review period, the Indicated Resources of gold have increased from 19.5Moz to 19.9Moz due to a revision of the De Bron project (SOFS). Inferred Resources of gold have also increased slightly from 130.4Moz to 131.8Moz due to the addition of the resources at Beisa North (SOFS). There has also been a significant addition of Inferred Resources of U_3O_8 from 54.3Mlbs to 268.1Mlbs due to the estimation of resources at Beisa North, as well as the granting of Variation Rights in the Potchefstroom area. No metal equivalent calculations have been used.

Reserves (National Instrument 43-101 and SAMREC compliant)

Project	Probable (gold)			Proved (gold)		
	Tonnes (millions)	Grade (g/t) Au	Au (Moz)	Tonnes (millions)	Grade (g/t) Au	Au (Moz)
Bloemhoek[1]	31.6	5.3	5.4	-	-	-

Resources (National Instrument 43-101 and SAMREC compliant)

Goldfield	Indicated (gold)			Inferred (gold)			Inferred (uranium)		
	Tonnes (millions)	Grade (g/t) Au	Au (Moz)	Tonnes (millions)	Grade (g/t) Au	Au (Moz)	Tonnes (millions)	Grade (kg/t) Au	U_3O_8 (Mlb)
SOFS[2]	103.3	6.0	19.9	111.6	4.6	16.5	211.1	0.225	104.5
Potchefstroom[3]	-	-	-	333.6	7.1	75.8	250.0	0.300	163.6
Klerksdorp[4]	-	-	-	85.1	14.5	39.5	-	-	-
Total	103.3	6.0	19.9	530.3	7.8	131.8	461.1	0.265	268.1

[1] Technical Report on the Pre-feasibility Study for the Bloemhoek Project. Turnberry, 20 October 2009.

[2] Mineral Properties in the SOFS Goldfield. Snowden, May 2009 and Technical Report on the Resource Estimate for the Beisa North Project Area. ExplorMine, June 2009.

[3] Mineral Properties in the Potchefstroom Goldfield. Snowden, 20 October 2009.

[4] Mineral Properties in the Southern Free State, Potchefstroom and Klerksdorp Goldfields, South Africa. Snowden, October 2009.

Mr Dirk Muntingh, based at 70 Fox Street, the Company's Exploration Manager and Competent Person, is responsible for the technical material in this report. Mr Muntingh (MSc Geology) is a registered Professional Natural Scientist (Pr.Sci.Nat.) with the South African Council for Natural Scientific Professionals (SACNASP) and has 18 years of experience in gold exploration. The content of this release has been compiled by Mr Muntingh and he has issued a written statement that the information disclosed above is SAMREC compliant.

Financial review

FILE No. 82-34986

Accounting policies

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS),and its interpretations adopted by the International Accounting Standards Board (IASB), and in the manner required by the South African Companies Act. The accounting policies are consistent with those applied in the previous annual financial statements.

Results from operating activities

The loss from operating activities for the year under review reduced by R3.2 million compared to the prior year. This reduction results mainly from reductions in respect of consulting fees (R1.2 million), investor relations expenditure (R0.9 million) and employment related expenditure (R1.5 million).

Loss before income tax

The net finance income has reduced by R8.3 million compared to the previous year, due mainly to the natural declining balances of funds invested, as well as the reduction of actual interest rates applicable to those investments. The combination of the above and the results from operating activities has caused the loss before taxation to increase by R5.1 million.

Non-current assets

During the year, the Company incurred direct exploration expenditure in the amount of R20.8 million (2009: R39.1 million) which has been capitalised to intangible exploration and evaluation assets.

Current assets

The Company's cash and cash equivalents reduced by R31.4 million (2009: R19.0 million) which reflects the normal operational and exploration outflows offset by interest received.

Capital raising

During the year under review, the Company did not raise any capital, whereas during the previous year R20.7 million was raised by way of private placements, which included R14.3 million relating to the excess proceeds from options granted to advisors.

Current liabilities

The Company's rate of physical exploration drilling remained fairly static over the year, however at the year end the trade and other payables had decreased by R2.3 million. Another main contributor to the decrease in current liabilities to R6.8 million was the payment of R3.2 million against the taxation provision.

Commitments

The Company has committed to spend an additional amount of approximately R0.7 million (2009: R7 million) on professional consultants and R 0.2 million (2009: R0.4 million) on an operating lease during the next five years. Furthermore the Company has also committed to spend R27.0 million (2009: R26.1 million) on exploration activities during the next five years. All of these commitments will be funded out of existing cash resources.

Litigation

There are no legal or arbitration proceedings in which the Company is or has been engaged, which may have or have had, a material effect on the Company's financial position.

Dividends

No dividends were declared or paid by the Company during the year under review (2009: R Nil).

Going concern

Due to the inherent risk in the nature of exploration activities, there may be uncertainty regarding the recoverability of the Company's exploration expenditure. To meet its ongoing obligations and maintain its operations, the Company will periodically seek to raise additional equity funding which will be premised on the exploration results and the contingent further exploration plans. This will be in the form of the issue of additional Company shares, both to local and international markets.

The Company's objectives, details of its financial instruments and its exposure to market and liquidity risk are detailed in the financial statements. Based on the Company's financial resources, the directors believe that the Company is well positioned to manage its business risks successfully despite the current uncertain economic climate.

After making enquiries, the directors have reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, and that there are no material uncertainties that lead to significant doubt upon the Company's ability to continue as a going concern. Accordingly, the directors continue to adopt the going concern basis in preparing the annual report and financial statements.

Share capital authorised and issued

There was no change in the authorised share capital of the Company during the year ended 28 February 2010 (2009: no change). The Company did not issue any new shares during the year to 28 February 2010 (2009: 600 000).

American Depository Shares

At 28 February 2010, 147 675 (2009: 103 831) shares were held by The Bank of New York as Depository for the Company's American Depository Shares (ADS) programme. Each ADS is equal to one ordinary share.

Auditor's report

These abridged results have been extracted from the detailed audited financial statements for the year ended 28 February 2010. The unmodified KPMG audit report on the detailed financial statements is available for inspection at the Company's registered office.

Annual general meeting

The annual general meeting of the Company's shareholders will take place at 14:00 hours on 10 September 2010, at the Wanderers Club, 21 North Road, Illovo Johannesburg.

Forward-Looking Information

Certain statements in this release may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about future drilling plans, exploration results, the ability of the Company to manage its business risks, the sufficiency of capital to cover exploration and operating expenses and other related statements are forward-looking statements.

Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements

expressed or implied by such forward-looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labour disruptions; changes in laws and Government regulations, particularly environmental regulations and Mineral Rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risks of changes in capital and operating costs, financing, capitalisation and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximise the value of any economic resources. These forward-looking statements speak only as of the date of this release.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events except where required by applicable laws.

For and on behalf of the Board

MB Watchorn
Chief executive officer
28 May 2010

DM Urquhart
Chief financial officer

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd